Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The materials below were distributed on a CD-ROM:


SEC LEGEND
To view the contents of this CD, simply certify that you have read the following.

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


I have read the information above: [YES BUTTON] [NO BUTTON]

                                     * * * *

[The following text is a transcript of the audio introduction to the CD-ROM that is presented simultaneously with various video images and graphics.]

On October 28th, 2001, Echostar and Hughes Electronics announced a comprehensive plan to merge - a merger providing many consumer benefits and consumer choice for all Americans. Benefits of this merger are, among other things, local channels for all Americans; a One Nation, One Rate Card plan; affordable broadband for all Americans; and increased competition with entrenched cable companies, which, according to the Consumer Federation of America, have raised rates 43% in the last five years, faster than the rate of inflation.

The "Local Channels, All Americans" plan will ensure that consumers across the contiguous United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality TV picture and CD-quality sound.

With the One Nation, One Rate Card plan, subscribers all across the country will pay the same price for services regardless of location.


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
Moreover, we believe the merger will achieve a new level of vigorous competition to incumbent operators. In addition, the merger will jumpstart new satellite-based competition to cable modem and DSL offerings by providing affordable, high-speed Internet access throughout America, including the most rural areas, helping to eliminate the digital divide.

Benefits from the EchoStar/HUGHES merger will allow all Americans to receive their local broadcast channels and national entertainment networks, affordable high-speed Internet access and new, state-of-the-art interactive TV, the next step in advancing technology.

                                     * * * *

                                          [LOGOS OF DIRECTV AND DISH NETWORK]


[LINK BUTTON] The Benefits of the EchoStar/HUGHES Merger
           [LOGOS OF ECHOSTAR AND HUGHES] EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES.

[LINK BUTTON] Local Channels, All Americans
           [SATELLITE GRAPHIC] Consumers all across America will be able to view their local broadcast channels via satellite.

[LINK BUTTON] One Nation, One Rate Card
           [PHOTO OF A MAN ON A LADDER INSTALLING A DIRECTV SATELLITE DISH ON THE SIDE OF A HOUSE] In all 50 states consumers are protected by one uniform price for service - guaranteed!

[LINK BUTTON] Working to Eliminate the "Digital Divide"
           [PHOTO OF A PERSON USING A COMPUTER IN A RURAL SETTING] Broadband via Satellite is the best solution for bringing high speed Internet access to rural Americans.

[LINK BUTTON] Merger Benefits Interactive U.S. Map
           [MAP GRAPHIC]

[LINK BUTTON] Supporters
           [GRAPHIC OF SUPPORT LETTERS] Read letters from supporters of the EchoStar/HUGHES Merger

Replay Video                                           Contacts       QUIT

                                    * * * *


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
EchoStar - HUGHES
Merger Benefits

                                                                local.BENEFITS

[LOGOS OF DIRECTV AND DISH NETWORK]

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

EchoStar Communications, HUGHES Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of the businesses of EchoStar and HUGHES. The companies' two multichannel television entertainment services DISH Network and DIRECTV today each transmit a total of more than 500 identical channels. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) capacity that will result from the elimination of this duplicative programming. Indeed, as a direct result of the completion of this merger, consumers across the contiguous United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and near CD-quality sound in every one of the 210 television markets covering the country.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers were held to analyze the technical and economic feasibility of a "Local Channels, All Americans" plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company's spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed February 25, 2002, with the Federal Communications Commission, EchoStar and HUGHES detailed a technically and commercially feasible plan to build, launch and operate a new spot-beam satellite. Combined with four existing and under construction EchoStar and DIRECTV spot-beam satellites, and spectrum efficiencies achieved by combining frequencies from three of the companies' orbital locations, the new satellite will allow the new company to broadcast local channels in all 210 Designated Market Areas ("DMAs") in the United States, including full compliance with must-carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available free of charge to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

Consumers across the country will pay the same price for services delivered by


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
the merged DBS service, i.e., one nation, one rate card, regardless of a subscriber's location.

The merged company also will potentially establish itself as a source of meaningful satellite-based broadband competition, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The "digital divide" in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES potentially will be in a position to create a more robust satellite platform that will liberate these digital "have nots" by being able to serve every household in the country. Efficiencies from the combined companies will provide the subscriber base and financial means to move current satellite broadband offerings from their status as expensive "niche" services to a more competitive price point for consumers.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators and will not have anticompetitive effects in any market. The benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks and will provide a new source of meaningful satellite-based broadband competition.

Local Channels, All Americans

One Nation, One Rate Card

Working to Eliminate the "Digital Divide"

True Competition for 107 Million Households

BACK                                                                 QUIT

                                     * * * *

EchoStar - HUGHES
Merger Benefits
                                                               local.CHANNELS


[LOGOS OF DIRECTV AND DISH NETWORK]

LOCAL CHANNELS, ALL AMERICANS


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
The merger is all about efficiency. It will allow the combined company to reclaim the spectrum currently used for the duplicate broadcasting of more than 500 identical channels, the key to many of the benefits the merger will bring to consumers.

With the increased capacity, DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must-carry provisions. The combination of DIRECTV and DISH Network will enable a fully competitive cable alternative - DBS service with local channels delivered via satellite - in EVERY television market in the country, including Alaska and Hawaii.

Bottom line, satellite-delivered local channels will be available through DBS - just as they are through cable - in areas where such competition was absent before the merger.

BACK                                                                     QUIT

                                    * * * *

EchoStar - HUGHES
Merger Benefits

                                                                        RATES

[LOGOS OF DIRECTV AND DISH NETWORK]


ONE NATION, ONE RATE CARD

Consumers across the country will pay the same price for services delivered by the merged company, i.e., one nation, one rate card, regardless of a subscriber's location. This means that customers in rural America can rest assured that they will pay the same monthly rate as customers in big cities where competition with cable companies is more prevalent. This pricing structure extends the benefits of competing with cable companies in urban areas to those who live in the most remote areas.

BACK                                                                     QUIT

                                    * * * *

EchoStar - HUGHES
Merger Benefits

                                                               digital.DIVIDE

[LOGOS OF DIRECTV AND DISH NETWORK]


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
WORKING TO ELIMINATE THE "DIGITAL DIVIDE"

The proposed merger will help close the so-called "digital divide" that exists between urban and rural residents by providing a platform that can deliver high-speed Internet access to ALL Americans.

The merged company also potentially will establish itself as a source of meaningful satellite-based broadband competition, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The "digital divide" in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES potentially will be in a position to create a more robust satellite platform that will liberate these digital "have nots" by being able to serve every household in the country. Efficiencies from the combined companies will provide the subscriber base and financial means to move current satellite broadband offerings from their status as expensive "niche" services to a more competitive price point for consumers.

BACK                                                                     QUIT

                                     * * * *

EchoStar - HUGHES
Merger Benefits

                                                                          Map

[LOGOS OF DIRECTV AND DISH NETWORK]

[MAP OF THE UNITED STATES]

Local Benefits, All Americans

Consumers throughout America will be able to view their local broadcast stations via satellite.

Mouse over the map to see how the merger will effect you. [State information pops up on map.]

[Pop up information for all 50 states was previously filed on Form 425 on July 19, 2002.]


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
[LINKS TO STATE-SPECIFIC BOOKLETS OF ALL 50 STATES AND A U.S. BOOKLET]


[All 50 state booklets and a U.S. booklet were previously filed on Form 425 on February 27, 2002 and July 19, 2002.]

                                     * * * *

EchoStar - HUGHES
Merger Benefits

                                                                   SUPPORTERS

[LOGOS OF DIRECTV AND DISH NETWORK]

Below is a partial list of supporters. Click on the links below to see what they have to say about the proposed merger between EchoStar and HUGHES.

[Letters from supporters were previously filed on Form 425 on July 12, 2002 and July 19, 2002.]

Neither EchoStar Communications Corporation, ("EchoStar"), General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") nor Hughes Electronics Corporation ("Hughes") prepared these statements and neither EchoStar, GM, Hughes Holdings nor Hughes has verified the accuracy of any particular statement made in these letters.



                                     * * * *

EchoStar - HUGHES
Merger Benefits

                                                                     CONTACTS

[LOGOS OF DIRECTV AND DISH NETWORK]


CONTACT INFORMATION
-------------------

Government Relations:          EchoStar Communications
                               Karen Watson
                               202-293-0981
                               Karen.Watson@echostar.com


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
                               DIRECTV
                               Merrill Spiegel
                               202-624-2200
                               msspiegel@directv.com



Media Relations:               EchoStar Communications
                               Marc Lumpkin
                               303-723-2020
                               marc.lumpkin@echostar.com

                               HUGHES Electronics
                               George Jamison
                               310-662-9986
                               George.Jamison@hughes.com


BACK                                                                     QUIT










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